UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

JOHNSON OUTDOORS INC.
(Exact name of registrant as specified in its charter)

Wisconsin	0-16255	39-1536083
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

555 Main Street, Racine, Wisconsin 53403
(Address of principal executive offices)

Lori Strangberg, Corporate Controller, (262) 631-6600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended: __________.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Johnson Outdoors Inc. (“JOI” or “the Company”) is a leading global manufacturer and marketer of branded seasonal outdoor recreation products used primarily for fishing, diving, watercraft recreation and camping.

JOI has a publically available Conflict Minerals Policy that may be found at the following URL: https://www.johnsonoutdoors.com/legal/conflict-minerals-policy.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

The Company has concluded in good faith that during the year ended December 31, 2023, conflict minerals were necessary to the functionality and/or production of products manufactured by JOI (such minerals are referred to as “necessary conflict minerals”).  Necessary conflict minerals were sourced from the Company’s multi-tiered supply chain and were ultimately incorporated into its products via both internal manufacturing processes and by component manufacturers.  The Company, through its independent third-party consultant, conducted a reasonable country of origin inquiry (“RCOI”) with due diligence, based on the “Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas,” for its products which was designed to determine whether any of these conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together, “Covered Countries”) or were from recycled or scrap sources. For a description of our due diligence, please see our Conflict Minerals Report (Exhibit 1.01).

Item 1.02	Exhibit

The Company has filed a Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023 as Exhibit 1.01 to this Form SD which further describes its products that contain necessary conflict minerals, RCOI methodology, due diligence procedures, results and steps that will be taken to mitigate the risk that necessary conflict minerals benefit armed groups, including steps to improve due diligence.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report.

Not Applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form. A copy of the Conflict Minerals Report is on the Company's website at the following URL: https://www.johnsonoutdoors.com/legal/conflict-minerals-policy.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JOHNSON OUTDOORS INC.

/s/ David W. Johnson	May 31st, 2024
David W. Johnson Vice President and Chief Financial Officer	(Date)